                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 11-K
[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

          or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                     For the Fiscal Year Ended May 31, 1996


                          Commission File No. 33-11838

A.   Full title of the Plan:

     Tab Products Co. Tax Deferred Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Tab Products Co.
                               1400 Page Mill Road
                               Palo Alto, California  94304


This report, including all exhibits and attachments, contains 14 pages.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                   TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN



                   By  /s/ R. J. SEXTON
                       --------------------------------------------------------
                       R. J. Sexton, Treasurer and Member of the Administrative Committee for the Plan


November 22, 1996

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrative Committee of Tab Products Co. Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Tab Products Co. Tax Deferred Savings Plan (the Plan) as of May 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for plan benefits at May 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of May 31, 1996, and (2) reportable transactions for the year ended May 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE  &  TOUCHE LLP
San Jose, California
October 1, 1996

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-11838 of Tab Products Co. on Form S-8 of our report dated October 1, 1996, appearing in this Annual Report on Form 11-K of the Tab Products Co. Tax Deferred Savings Plan for the year ended May 31, 1996.


DELOITTE  &  TOUCHE LLP
San Jose, California
November 22, 1996

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
MAY 31, 1996 AND 1995
-------------------------------------------------------------------------------

ASSETS                                                  1996           1995

CASH                                              $     46,152    $          -

INVESTMENTS, at fair value (Note 3):
  Tab Products Co. Common Stock                      3,675,331       2,715,448
  Bank of America Short Term Fund                            -       3,751,221
  Frank Russell Trust:
    Fixed Income Fund                                        -       1,892,112
    Equity I Fund                                            -       3,270,676
    Equity II Fund                                           -       2,684,072
  Merrill Lynch:
    Retirement Preservation Trust                    2,980,171               -
    Growth Fund Class A                              3,482,871               -
    Global Allocation Fund Class A                     198,140               -
    Corporate Bond Fund Investment Grade Class A     1,682,092               -
    Basic Value Fund Class A                         3,833,687               -
  AIM Equity Constellation Fund                        681,432               -
  Templeton Foreign Fund                               234,588               -
                                                  ------------    ------------
           Total investments                        16,768,312      14,313,529

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE               26,686          33,637

EMPLOYEE CONTRIBUTIONS RECEIVABLE                       57,392               -

EMPLOYER CONTRIBUTIONS RECEIVABLE                       16,509         101,939

LOANS TO EMPLOYEES                                     358,965               -
                                                  ------------    ------------
           Total assets                             17,274,016      14,449,105

LIABILITIES

EXCESS EMPLOYEE CONTRIBUTIONS                        (160,606)               -
                                                  ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 17,113,410    $ 14,449,105
                                                  ------------    ------------
                                                  ------------    ------------

See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED MAY 31, 1996 AND 1995
-------------------------------------------------------------------------------
                                                       1996            1995

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Employee contributions                          $  1,335,188    $  1,269,405
  Employer contributions                               367,872         366,373
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                           1,932,264        (312,795)
    Interest and dividends                             919,955         273,437
                                                  ------------    ------------
           Total additions                           4,555,279       1,596,420

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Employee withdrawals                              (1,890,974)       (933,370)
                                                  ------------    ------------
           Net additions                             2,664,305         663,050

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                 14,449,105      13,786,055
                                                  ------------    ------------
  End of year                                     $ 17,113,410    $ 14,449,105
                                                  ------------    ------------
                                                  ------------    ------------
See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
MAY 31, 1996 AND 1995
-------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following brief description of the Tab Products Co. Tax Deferred Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL - The Tab Products Co. Tax Deferred Savings Plan (the Plan) is a self-administered trusteed plan which covers substantially all of the employees of Tab Products Co. (the Company). The assets of the Plan are held by Merrill Lynch Trust Company of California, trustee.

     The Plan was amended as of January 1, 1974, changing the Profit-Sharing Trust to the Incentive Thrift Plan. Under the Profit-Sharing Trust, for which there have been no contributions since 1973, discretionary Company contributions were made, whereas under the Incentive Thrift Plan, Company contributions are defined.

     Effective October 1, 1984, the Incentive Thrift Plan was amended to create the Tax Deferred Savings Plan. The change qualified the Plan under
     Section 401(k) of the Internal Revenue Code of 1986, as amended, whereby employee contributions are deferred from federal income taxes until withdrawal.

     Since January 1, 1974, new employees have not been eligible to join the Profit-Sharing Trust which continues to be accounted for separately from the Tax Deferred Savings Plan. The assets of the Profit-Sharing Trust are held by Merrill Lynch Trust Company of California, trustee and investment advisor. The assets will be distributed to existing Plan members who were participants in the Profit-Sharing Trust upon termination of employment.

     CONTRIBUTIONS TO THE PLAN - Provisions of the Plan provide that eligible participants may contribute from 1% to 15% of their compensation as a tax deferred savings contribution. The Company will make a matching contribution of 50% of the tax deferred savings contribution made by each participant each pay period, up to a maximum matching contribution of 2% of compensation. Supplemental contributions of participants are not matched by the Company.

     In addition to the matching Company contribution, the Company will make an annual incentive contribution to the Plan if the Company's net income equals or exceeds 5% of revenues. Contributions of participants are withheld from compensation earned throughout the year, and along with the matching company contribution is payable to the trustee semimonthly. The Company's incentive contribution, if any, is payable no later than the filing date for the Company's federal income tax return. The Company's matching and incentive contributions may be made in Tab Products Co. common stock or cash, which is used to purchase Tab Products Co. common stock in the open market. Employer contributions in 1995 consisted primarily of 48,033 shares of the Company's stock. The Company did not contribute stock in 1996.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     ELIGIBILITY AND VESTING - All domestic employees are eligible to become participants in the Plan on the first payroll input day after the first day of employment. In addition, if a collective bargaining unit is formed in the future, such members will not become eligible to participate in the Plan unless so specified in the collective bargaining agreement.

     The Company's matching and incentive contributions are referred to as the Company Contribution Account. The Company Contribution Account of a participant shall vest in accordance with the following schedule:


                YEARS OF SERVICE FOR                    PERCENTAGE
                  VESTING PURPOSES                        VESTED

                Less than 2 years                           0%
                2 years                                    25%
                3 years                                    50%
                4 years                                    75%
                5 years                                   100%


     One hundred percent of the Company Contribution Account will vest upon the participant's normal retirement date or termination of employment by reason of death or total disability. Any unvested portion of the Company Contribution account is forfeited. The Company's matching and incentive contribution, if any, to the Plan may be reduced by the amount of such forfeitures. Employees' contributions to the Plan are fully vested at all times.

     PLAN BENEFITS - When a participant's employment terminates, he is eligible to receive all of his vested accounts under the Plan. In the event a participant's employment is terminated other than by retirement, death or total disability, only the vested portion of the Company Contribution Account will be paid.

     Under certain circumstances participants may withdraw part or all of their accounts (including accumulated earnings). The Tax Deferred Savings Plan has a loan provision which allows participants to borrow against his or her accounts. Repayment of the loan is normally made through payroll deductions.

     LOANS TO EMPLOYEES - Participants may borrow from their vested accounts amounts up to a maximum of $50,000 or 50% of their vested accounts, whichever is less. Loan terms range up to 15 years. The loans are secured by the balance in the participants' accounts and bear interest at rates of 1% in excess of the bank prime rate. Principal and interest is paid ratably through payroll deduction.

     PLAN TERMINATION - Although Tab Products Co. established the Plan with the intention that it continue indefinitely, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall have a 100% vested interest in the balance credited to his Company Contribution Account and the Plan's assets shall be distributed to the participants.

     ADMINISTRATIVE EXPENSES - All administrative expenses, including trustee fees, related to the operation and management of the Plan are paid by Tab Products Co.

2.   ACCOUNTING POLICIES

     Company contributions are accrued annually pursuant to the terms of the Plan. Dividend and interest income and distribution of benefits are recorded on the accrual method of accounting.

     The Plan's investments are recorded at quoted market value. Investment transactions are accounted for on the trade date (i.e., the date the order to buy or sell is executed).

     The realized gains and losses on investments sold and the unrealized appreciation and depreciation of investments held are reported on an average current cost basis, based on the value of the investments at the beginning of the Plan year or at the time of purchase during the Plan year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

3.   SEPARATE  FUND  INFORMATION

     The following table presents the net assets available for Plan benefits as of May 31, 1996 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        MERRIL LYNCH
                                                                                             --------------------------------------
                                                                                                                           GLOBAL
                                                          FIXED                                RETIREMENT      GROWTH    ALLOCATION
                                        SHORT TERM       INCOME        EQUITY I  EQUITY II   PRESERVATION       FUND        FUND
                                           FUND           FUND           FUND       FUND         TRUST        CLASS A      CLASS A
  ADDITIONS  TO  NET ASSETS
  ATTRIBUTED TO:
  Transfers from Bank of America       $      -        $     -       $      -    $      -    $ 3,422,126   $ 2,983,702   $       -
  Contributions:
    Employee                             114,646         69,407        141,938     139,923       173,935       222,923       8,343
    Employer                                   -              -              -           -             -             -           -
  Investment income:
    Realized and unrealized gains
      (losses)                                 -         85,754        462,146     354,644       (55,015)      215,747      11,857
    Interest and dividends               108,261          1,485          2,021       1,869       130,099       282,413          87
                                        ------------------------------------------------------------------------------------------
           Total                         222,907        156,646        606,105     496,436     3,671,145     3,704,785      20,287
                                        ------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Employee withdrawals                  (297,018)      (280,662)      (289,426)   (347,285)     (224,868)      (44,047)         (67)
  Transfers between funds               (130,732)        28,888        (28,376)    107,601      (335,266)      (92,430)     177,831
  Transfer to Merrill Lynch           (3,422,126)    (1,821,557)    (3,601,096) (2,983,702)            -             -            -
                                        -------------------------------------------------------------------------------------------
           Total                      (3,849,876)    (2,073,331)    (3,918,898) (3,223,386)     (560,134)     (136,477)     177,764
                                        -------------------------------------------------------------------------------------------
NET ADDITIONS
  (DEDUCTIONS)                        (3,626,969)    (1,916,685)    (3,312,793) (2,726,950)    3,111,011     3,568,308      198,051

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                    3,626,969      1,916,685      3,312,793   2,726,950             -             -           -
                                        ------------------------------------------------------------------------------------------
  End of year                        $         -    $         -    $         -  $        -   $ 3,111,011   $ 3,568,308  $  198,051
                                        ------------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------------

                                           MERILL LYNCH
                                      --------------------------
                                        CORPORATE
                                        BOND FUND       BASIC              AIM                   TAB
                                       INVESTMENT       VALUE            EQUITY   TEMPLETON   PRODUCTS CO.
                                         GRADE          FUND        CONSTELLATION  FOREIGN      COMMON
                                        CLASS A        CLASS A            FUND       FUND        STOCK        TOTAL

  ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Transfers from Bank of America    $  1,821,557   $  3,601,096        $     -    $     -     $        -  $ 11,828,481
  Contributions:
    Employee                              84,947        195,867         50,443     15,015        117,801     1,335,188
    Employer                                   -              -              -          -        367,872       367,872
  Investment income:
    Realized and unrealized gains
      (losses)                           (81,080)       270,382         80,401     12,280        575,148     1,932,264
    Interest and dividends                66,446        209,424             80          3        117,767       919,955
                                     ---------------------------------------------------------------------------------
           Total                       1,891,870      4,276,769        130,924     27,298      1,178,588    16,383,760
                                     ---------------------------------------------------------------------------------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Employee withdrawals                   (20,204)      (154,443)              -          -      (232,954)   (1,890,974)
  Transfers between funds               (181,536)      (253,980)        563,782    201,848       (57,630)            -
  Transfer to Merrill Lynch                    -              -               -          -             -   (11,828,481)
                                     ---------------------------------------------------------------------------------
           Total                        (201,740)      (408,423)        563,782    201,848      (290,584)  (13,719,455)
                                     ---------------------------------------------------------------------------------
NET ADDITIONS
  (DEDUCTIONS)                         1,690,130      3,868,346         694,706    229,146       888,004     2,664,305

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                            -              -              -          -      2,865,708    14,449,105
                                     ---------------------------------------------------------------------------------
  End of year                       $  1,690,130   $  3,868,346   $    694,706   $ 229,146  $  3,753,712  $ 17,113,410
                                     ---------------------------------------------------------------------------------
                                     ---------------------------------------------------------------------------------

The following table presents the net assets available for Plan benefits as of May 31, 1995 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments.



                                                      SHORT        FIXED                                TAB PRODUCTS CO.
                                                      TERM         INCOME       EQUITY I      EQUITY II      COMMON
                                                      FUND          FUND          FUND          FUND          STOCK         Total
ADDITIONS  TO  NET  ASSETS
  ATTRIBUTED  TO:
  Contributions:
    Employee                                      $  314,051    $  151,167    $  333,014    $  338,618    $  132,555   $ 1,269,405
    Employer                                                                                                 366,373       366,373
  Investment income:
    Realized and unrealized gains (losses)                         187,326       493,342       277,460    (1,270,923)     (312,795)
    Interest and dividends                           185,622         1,197         1,775         1,470        83,373       273,437
                                                  ----------    ----------    ----------    ----------    ----------    ----------
           Total                                     499,673       339,690       828,131       617,548      (688,622)    1,596,420
                                                  ----------    ----------    ----------    ----------    ----------    ----------
DEDUCTIONS  FROM  NET  ASSETS
  ATTRIBUTED  TO:
  Employee withdrawals                              (238,005)     (124,467)     (218,687)     (107,234)     (244,977)     (933,370)
  Transfers between funds                           (158,595)       81,106       169,370       (76,707)      (15,174)            -
                                                  ----------    ----------    ----------    ----------    ----------    ----------
           Total                                    (396,600)      (43,361)      (49,317)     (183,941)     (260,151)     (933,370)
                                                  ----------    ----------    ----------    ----------    ----------    ----------

NET  ADDITIONS  (DEDUCTIONS)                         103,073       296,329       778,814       433,607      (948,773)      663,050

NET  ASSETS  AVAILABLE  FOR
  PLAN  BENEFITS:
  Beginning of year                                3,523,896     1,620,356     2,533,979     2,293,343     3,814,481    13,786,055
                                                  ----------    ----------    ----------    ----------    ----------    ----------
  End of year                                   $  3,626,969  $  1,916,685  $  3,312,793  $  2,726,950  $  2,865,708  $ 14,449,105
                                                  ----------    ----------    ----------    ----------    ----------    ----------
                                                  ----------    ----------    ----------    ----------    ----------    ----------

4.   TAXES

     The Company has obtained a favorable determination letter from the Internal Revenue Service dated March 1996 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

5.   EXCESS  EMPLOYEE  CONTRIBUTIONS

     Contributions in excess of amounts permitted under Internal Revenue Service regulations of $160,606 will be returned by the Plan to certain employees.

6.   RELATED  PARTY  TRANSACTIONS

     The Company's matching and incentive contributions may be made in Tab Products Co. common stock or cash, which is used to purchase Tab Products Co. common stock in the open market. Employer contributions in 1995 consisted primarily of 48,033 shares of the Company's stock. The Company did not contribute stock in 1996.

                                    * * * * *

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
MAY 31, 1996
-------------------------------------------------------------------------------

                                                                                           FAIR
                                                                       COST               VALUE
Merrill Lynch Preservation Trust                                  $  2,980,171         $  2,980,171
AIM Equity Constellation Fund                                          602,926              681,432
Templeton Foreign Fund                                                 222,415              234,588
Merrill Lynch Growth Fund Class A                                    3,292,777            3,482,871
Merrill Lynch Global Allocation Fund Class A                           186,289              198,140
Merrill Lynch Corporate Bond Fund Investment Grade Class A           1,735,544            1,682,092
Merrill Lynch Basic Value Fund Class A                               3,518,795            3,833,687
                                                                 -------------        -------------
Subtotal                                                            12,538,917           13,092,981

Party-In-Interest Investments -
  Tab Products Co. common stock (490,044 shares)                     3,190,267            3,675,331

Loans to employees (62 loans at interest rates ranging from
  9.25% to 9.75%, maturing through April 12, 2011)                     358,965              358,965
                                                                 -------------        -------------
Total                                                            $  16,088,149        $  17,127,277
                                                                 -------------        -------------
                                                                 -------------        -------------

TAB PRODUCTS CO.  TAX DEFERRED SAVINGS PLAN


SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED MAY 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON         NET
                                                    NUMBER OF     PURCHASE    SELLING         COST OF    TRANSACTION         GAIN
PARTY INVOLVED     DESCRIPTION OF ASSETS           TRANSACTIONS    PRICE        PRICE          ASSET         DATE          OR (LOSS)
Merrill Lynch      Retirement Preservation Trust       167      $3,701,198       N/A            N/A      $ 3,701,198          N/A
                                                       112          N/A       $ 721,027     $ 721,027    $   721,027     $        -

Merrill Lynch      Growth Fund Class A                 106      $3,759,080        N/A           N/A      $ 3,759,080          N/A
                                                       119           N/A      $ 435,622    $  467,937    $   467,93      $  (32,315)

Merrill Lynch      Corporate Bond Fund Investment
                   Grade Class A                        78      $2,011,614        N/A           N/A      $ 2,011,614          N/A
                                                       106          N/A       $ 277,448    $  276,201    $   276,201     $    1,247

Merrill Lynch      Basic Value Fund Class A             93      $4,073,981        N/A           N/A      $ 4,073,981          N/A
                                                       124          N/A       $ 572,737    $  555,770    $   555,770     $   16,967

Merrill Lynch      Tab Products Company Common Stock   109      $1,021,333        N/A           N/A      $ 1,021,333          N/A
                                                       127           N/A      $ 150,376    $  191,130    $   191,130     $  (40,754)

Bank of America    Short Term Investment Fund          159     $10,192,897         N/A         N/A       $10,192,897          N/A
                                                       101           N/A    $10,329,347   $10,329,347    $10,329,347     $        -

Bank of America    Frank Russell Fixed Income Fund       8     $    62,004         N/A          N/A      $    62,004          N/A
                                                         8           N/A    $ 2,039,870  $  1,177,593    $ 1,177,593     $  862,277

Bank of America    Frank Russell Equity II Fund          6      $  258,482          N/A           N/A    $   258,482          N/A
                                                         9           N/A    $ 3,284,144  $  1,431,901    $ 1,431,901     $1,852,243

Bank of America    Frank Russell Equity I Fund           7      $  132,305          N/A           N/A    $   132,305          N/A
                                                         9           N/A    $ 3,847,070  $  1,488,179    $ 1,488,179     $2,358,891